UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Publicly-Held Company with Authorized Capital

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Company”), (successor by merger to Banco do Estado de São Paulo S.A. – BANESPA), through its Grand Cayman branch, informs the public that, in the manner and for the purposes of paragraph 4 of section 157 of Law No. 6,404/76 and CVM Instruction 358/02, on September 20, 2010 (“Redemption Date”), redeemed in advance all of the Perpetual Non-Cumulative Junior Subordinated Securities issued on September 20, 2005, with interest rate of 8.7% per year, for the face value of US$500,000,000 (five hundred million U.S. Dollars), plus accrued and unpaid interest until the Redemption Date, in accordance with the Brazilian Central Bank approval granted on August 4, 2010.

São Paulo, September 20, 2010

Carlos Alberto Lopez Galan

Investor Relations Officer

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 20, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer